Exhibit 99.1
                   SERVING THE WORLD'S FAVORITE RESTAURANTS



FOR IMMEDIATE RELEASE

                                          Contact: Samantha Crosby, AmeriServe
                                                   972-364-2800


NEWS
                 AMERISERVE SECURES TRICON CONTRACT EXTENSION

September 9, 1998 (Dallas, TX) - AmeriServe Food Distribution, Inc. announced today that it has secured a two and a half-year extension through January 2005 to its exclusive food and supplies distribution contract with Tricon Global Restaurants, Inc. The new extended agreement, which covers all company-owned KFC, Pizza Hut and Taco Bell restaurants in the United States, also provides a two and a half-year renewal option that could extend the contract, based on market rates, through July 2007. The new extended agreement also modifies the way the distribution fee is calculated including incentives for utilizing more efficient distribution practices by both parties. AmeriServe expects to distribute approximately $10 billion in food and supplies to Tricon under the new agreement over the next six years.

      "By extending our agreement, Tricon has demonstrated their confidence in our service and our employees," said AmeriServe Executive Vice President, Chain Management Raymond Marshall. "We're thrilled to have the opportunity to continue servicing their restaurants and to demonstrate our long-term commitment to their brands."

      Tricon Global Restaurants, Inc., based in Louisville, KY, is the owner-operator and franchisor of nearly 30,000 KFC, Taco Bell and Pizza Hut restaurants worldwide. Tricon's 1997 system sales exceeded $20 billion.

      AmeriServe, headquartered in Dallas, Texas, acquired ProSource, a leading foodservice distributor, in May 1998. The combined AmeriServe and ProSource employs more than 8,500 people and is expected to generate pro forma sales of $9 billion. It serves approximately 36,000 quick-service and casual dining restaurants in the United States, Canada and Mexico, including Applebee's, Arby's, Burger King, Chick-fil-A, Chili's, Dairy Queen, KFC, Long John Silver's, Olive Garden, Pizza Hut, Red Lobster, Sonic, Taco Bell, TCBY and TGI Friday's.

      AmeriServe is a subsidiary of Holberg Industries, Inc., a diversified service company located in Greenwich, Conn., with expected sales in 1998 of approximately $10 billion and nearly 20,000 employees. Holberg also owns APCOA/Standard Parking, Inc., one of the largest parking management companies in North America with annual customer receipts of $1 billion and more than 11,000 employees.



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